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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KENTUCKY USA ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

 (Title of Class of Securities)

491665105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 491665105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Winer Family Trust EIN: 98-0190921

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization: United States

	5	Sole Voting Power 2,042,500[1]

Number of	6	Shared Voting Power N/A
Shares
Beneficially
Owned by	7	Sole Dispositive Power 2,042,500[1]
Each Reporting
Person With
	8	Shared Dispositive Power N/A

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,042,500[1]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
o
11	Percent of Class Represented by Amount in Row (9) 5.5%[2]

12	Type of Reporting Person (See Instructions) OO

______________________
1Scott L. Wyler, as trustee, has voting and investment control over shares of Common Stock held by this entity.  Does not include 110,000 shares of Common Stock owned by the Winer Family Trust but held in the Indemnification Escrow pursuant to Agreement and Plan of Merger and Reorganization, dated as of May 2, 2008, among the Company, KY Acquisition Corp., a Kentucky corporation and wholly-owned subsidiary of the Company, and KY USA (the “Merger Agreement”).  In order to secure the indemnification obligations of the KY USA stockholders pursuant to the Merger Agreement, 5% of the shares of the Company’s Common Stock that KY USA’s pre-Merger stockholders received in exchange for their shares of KY USA are being held in escrow until May 2, 2010 (the “Indemnification Escrow”).
2 Based on 36,927,092 shares of common stock, $0.0001 par value per share, of the Company outstanding as of February 5, 2010.

Item 1.

	(a)	Name of Issuer KENTUCKY USA ENERGY, INC.
	(b)	Address of Issuer's Principal Executive Offices
321 Somerset Road, Suite 1, London, KY, 40741

Item 2.

	(a)	Name of Person Filing Winer Family Trust
	(b)	Address of Principal Business Office or, if none, Residence
c/o 7270 Maidencane Court, Largo, FL 33777
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 491665105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Winer Family Trust
	(a)	Amount beneficially owned: 2,042,500.
	(b)	Percent of class: 5.5%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of cover page.
	(ii)	Shared power to vote or to direct the vote See Item 6 of cover page.
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of cover page.
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable
Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.  Not Applicable

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable
Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2010
Date

Winer Family Trust

/s/ Scott L. Wyler, Trustee
Signature

Scott L. Wyler, Trustee
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)